File No. 70-9753

               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON,  D.C.  20549
                _________________________________
                  Pre-Effective Amendment No. 1
                             to the
                            Form U-1
               __________________________________
                    APPLICATION - DECLARATION
                              Under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                _________________________________
 System Energy Resources, Inc.         Entergy Corporation
     1340 Echelon Parkway               639 Loyola Avenue
       Jackson, MS 39213              New Orleans, LA 70113

    Entergy Arkansas, Inc.           Entergy Louisiana, Inc.
       425 West Capitol               4809 Jefferson Highway
     Little Rock, AR 72201             Jefferson, LA 70121

   Entergy Mississippi, Inc.        Entergy New Orleans, Inc.
     308 East Pearl Street            1600 Perdido Building
       Jackson, MS 39201              New Orleans, LA 70112

   (Names of companies filing this statement and addresses of principal executive offices)
               __________________________________

                       ENTERGY CORPORATION
(Name of top registered holding company parent of each applicant or declarant)
                _________________________________
      Jerry W. Yelverton                 Steven C. McNeal
 President and Chief Executive     Vice President and Treasurer
            Officer                   Entergy Services, Inc.
 System Energy Resources, Inc.          639 Loyola Avenue
     1340 Echelon Parkway             New Orleans, LA 70113
       Jackson, MS 39213

             (Name and address of agent for service)
              _____________________________________
         The Commission is also requested to send copies
      of communications in connection with this matter to:

    Denise C. Redmann, Esq.      John Hood, Esq.
    Entergy Services, Inc.       Thelen Reid & Priest LLP
       639 Loyola Avenue         40 West 57th Street
    New Orleans, La.  70113      New York, NY 10019
         (504)576-2272           (212)603-2140
      (504)576-4150(Fax)         (212)603-2001 (Fax)

The Application/Declaration is hereby amended in its entirety and restated as follows:

Item 1.  Description of Proposed Transactions.

Section A.  Overview

       System Energy Resources, Inc. ("System Energy"), a subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935 ("Holding Company Act"), proposes, from time to time through December 31, 2005 by means of negotiated public offering or competitive bidding, (1) to issue and sell one or more series of its First Mortgage Bonds ("Bonds"), and/or one or more series of its Debentures ("Debentures") in a combined aggregate principal amount of said Bonds and Debentures not to exceed $350,000,000;
(2) to enter into arrangements for the issuance and sale of tax-exempt revenue bonds in an aggregate principal amount not to exceed $500,000,000 ("Tax-Exempt Bonds") to be issued in one or more series for the financing of certain pollution control facilities, including but not limited to sewage and/or solid waste disposal facilities that have not heretofore been the subject of such financing, or for the refinancing of outstanding Tax-Exempt Bonds issued for that purpose, including the possible issuance and pledge as security for the Tax-Exempt Bonds of one or more new series of System Energy's First Mortgage Bonds in an aggregate principal amount not to exceed $565,000,000 ("Collateral Bonds") which amount of said Collateral Bonds is not included in the $350,000,000 million aggregate principal amount of Bonds and Debentures referred to in this subsection (1) above; and (3) to enter into arrangements for the issuance of municipal securities in an aggregate principal amount not to exceed $100,000,000("Municipal Securities") to be issued in one or more series through a state or local municipal entity ("Municipal Entity"). Each of these proposed transactions is discussed in detail below.

Section B.  Issuance and Sale of First Mortgage Bonds and
            Debentures and Related Matters

  1. The Bonds will be issued under System Energy's Mortgage and Deed of Trust, dated as of June 15, 1977, to United States Trust Company of New York and Gerard F. Ganey (successor to Malcolm J. Hood), as Trustees, as heretofore amended and supplemented by twenty-one supplemental indentures ("Mortgage"), and as proposed to be further supplemented by additional Supplemental Indenture(s).

     2. Each series of Bonds will have such interest rate, maturity date, redemption, and sinking fund provisions, be secured by such means, be sold in such manner and at such price and have such other terms and conditions as shall be determined at the time of sale.

    3. Each series of Bonds will be issued on the basis of unfunded property additions at the rate of 60% of such property additions, retirement of outstanding First Mortgage Bonds or such other bases as may be permissible under the Mortgage. Bonds issued on the basis of property additions will be subject to an earnings test as provided in the Mortgage. The terms and conditions of each series of Bonds and the related Supplemental Indenture will be supplied to the Securities and Exchange Commission ("Commission") by Rule 24 Certificate in this file.

      4. In order to provide additional security for its obligations with respect to each series of the Bonds, System Energy may determine to enter into one or more assignments, for the benefit of the holders of such Bonds, of its rights under the Availability Agreement, dated as of June 21, 1974, as amended ("Availability Agreement"), pursuant to the terms of one or more additional Assignments of Availability Agreement, Consent and Agreement (each, an "Assignment"). In such event, Entergy Arkansas, Inc., formerly Arkansas Power & Light Company, Entergy Louisiana, Inc., formerly Louisiana Power & Light Company, Entergy Mississippi, Inc., formerly Mississippi Power & Light Company and Entergy New Orleans, Inc., formerly New Orleans Public Service Inc., (hereinafter collectively referred to as the "Operating Companies"), each of which is a party to the Availability Agreement, will be required to consent to and join in any such Assignment. (For further information with respect to any such Assignment, reference is made to Exhibit B-2 hereto.)

     5. In addition, as security for its obligations with respect to each series of Bonds, System Energy may determine to enter into one or more assignments, for the benefit of the holders of such Bonds, of its rights under the Capital Funds Agreement, dated as of June 21, 1974 ("Capital Funds Agreement"), pursuant to the terms of one or more additional Supplementary Capital Funds Agreements and Assignments (each, a "Supplementary Agreement"). In such event, Entergy, which is a party to the Capital Funds Agreement, will be required to consent to and join in the Supplementary Agreement For further information with respect to the Supplementary Agreement, reference is made to Exhibit B-3 hereto.

  6. Under the Availability Agreement, each of the Operating Companies has agreed to pay System Energy each month, in return for the right to receive capacity and energy from Grand Gulf 1 (a nuclear-powered electric generating station located in Mississippi), such amounts as would be adequate (together with other funds received by System Energy) to cover a certain proportion of System Energy's operating expenses and interest charges as defined therein. The benefits and rights of System Energy under the Availability Agreement, as supplemented according to the terms of successive agreements similar to the Assignment, have been assigned to various creditors of System Energy since 1977.

   7. Under the Capital Funds Agreement, Entergy has agreed to furnish System Energy capital sufficient to enable System Energy (a) to maintain a minimum 35% equity ratio, (b) to pay certain indebtedness when due, and (c) to continue the commercial operation of Grand Gulf 1. Since 1977, System Energy has entered into agreements similar to the Supplementary Agreement to secure System Energy's creditor group. Such agreements extend terms comparable to the Capital Funds Agreement to each specific creditor group.

        8. For further information with respect to the Availability Agreement and the Capital Funds Agreement and previous assignments of each such Agreement, reference is made to Exhibit B-9 filed herewith and to File Nos. 70-5399, 70-5890, 70-6259, 70-6592, 70-6600, 70-6913, 70-6985, 70-7021, 70-7026, 70-
7123, 70-7158, 70-7272, 70-7382,70-7533,70-7534, 70-7561 , 70-
7946 and 70-8511. Reference is also made to the Commission's "Supplemental Memorandum in Connection with Bond Financing," Rel. No. 23579, January 23, 1985.

      9. In addition or as an alternative to the security provided by assignments of the Availability Agreement and the Capital Funds Agreement in order to obtain a more favorable rating on Bonds and consequently improve the marketability thereof, System Energy may determine to provide an insurance policy for the payment of the principal of and/or interest, and/or premium on one or more series of Bonds.

     10.   The Debentures will be issued under either System
Energy's Debenture Indenture or its Subordinated Debenture
Indenture, to be substantially in the form attached as Exhibit B-
10 and B-11, respectively (each, a "Debenture Indenture"), as may be supplemented from time to time.

  11. Each series of Debentures will have such interest rate, maturity date, redemption, and sinking fund provisions, be sold in such manner and at such price and have such other terms and conditions as shall be determined at the time of sale. Debentures issued under the Subordinated Debenture Indenture would be expressly subordinated to Senior Indebtedness, as defined therein or pursuant thereto, and may also provide that payment of interest on such Debentures may be deferred, without creating a default with respect thereto, for specified periods, so long as no dividends are being paid, or certain actions are taken related to the retirement of, the capital stock of System Energy during such period of deferral.

          12. In order to obtain a more favorable rating on Debentures and consequently improve the marketability thereof, System Energy may also determine to provide an insurance policy for the payment of the principal of and/or interest and/or premium on one or more series of Debentures.

   13. The terms and conditions of each series of Debentures will be supplied to the Commission by Rule 24 Certificates in this file.

   14. No series of Bonds or series of Debentures will be sold if the fixed interest rate or initial adjustable interest rate thereon would exceed 15% per annum. As to series having an adjustable interest rate, the initial interest rate for Bonds or Debentures of such series will be determined in negotiations between System Energy and the purchasers of such series. Thereafter, the interest rate on such Bonds or Debentures ("Floating Rate Debt Securities") will be adjusted according to a pre-established formula or method of determination or will be that rate which would, when set, be sufficient to remarket the Bonds of such series or Debentures of such series ("Remarketed Floating Debt Securities") at their principal amount.

    15. The interest rate for Floating Rate Debt Securities after the initial interest rate period may be set as a percentage of, or as a specified spread from, a benchmark rate, such as the London Interbank Offered Rate or the yield to maturity of specified United States Treasury securities, or may be established by reference to orders received in an auction procedure, and will not exceed 15% per annum. Such interest rate may be adjusted at established intervals or may be adjusted simultaneously with changes in the benchmark rate.

      16. It is proposed that each series of the Bonds and Debentures mature not later than fifty years from the date of issuance.

       17.  The interest rate for Remarketed Floating Debt
Securities after the initial interest rate period will not exceed
15% per annum. Paragraphs 18-19 below relate to Bonds and Debentures that are Remarketed Floating Debt Securities.

    18. The Supplemental Indenture to the Mortgage for Bonds and the Debenture Indenture will provide that holders of Bonds or Debentures, respectively, which are Remarketed Floating Debt Securities will have the right to tender or be required to tender their Bonds or Debentures and have them purchased at a price equal to the principal amount thereof, plus any accrued and unpaid interest thereon, on dates specified in, or established in accordance with, the Supplemental Indenture or Debenture Indenture. A Tender Agent may be appointed to facilitate the tender of any Bonds or Debentures by holders. Any holder of Bonds or Debentures wishing to have such Bonds or Debentures purchased may be required to deliver such Bonds or Debentures during a specified period of time preceding such purchase date to the Tender Agent, if one shall be appointed, or to the Remarketing Agent appointed to reoffer such tendered Bonds or Debentures for sale.

  19. System Energy will be obligated to pay amounts equal to the amounts to be paid by the Remarketing Agent or the Tender Agent pursuant to the Supplemental Indenture or Debenture Indenture for the purchase of Bonds or Debentures so tendered, such amounts to be paid by System Energy on the dates such payments by the Remarketing Agent or the Tender Agent are to be made; provided, however, that the obligation of System Energy to make any such payment will be reduced by the amount of any other monies available therefor, including the proceeds of the sale of such tendered Bonds or Debentures by the Remarketing Agent. Upon the delivery of such Bonds or Debentures by holders to the Remarketing Agent or the Tender Agent for purchase, the Remarketing Agent will use its best efforts to sell such Bonds or Debentures at a price equal to the principal amount of such Bonds or Debentures.

  20. System Energy may cause any series of the Bonds and any series of the Debentures to be sold by competitive bidding, negotiated underwritten public offering or private placement with institutional investors.

  21. Reference is made to Exhibits A-1, A-2, A-4 and B-1 for further information with respect to the terms of each series of Bonds and to Exhibits A-6 through A-9, and B-10 hereto for further information with respect to the terms of each series of Debentures.

   22. System Energy further proposes to use the net proceeds derived from the issuance and sale of the Bonds and the issuance and sale of the Debentures for general corporate purposes, including, but not limited to, the repayment of outstanding securities when due and/or the possible redemption or the acquisition of outstanding securities issued by or on behalf of System Energy, the payment of construction costs and nuclear fuel costs, the repayment of short- and long-term borrowings and for other working capital needs.

Section C.  Issuance and Sale of Tax-Exempt Bonds and Related
            Matters

   1. System Energy also may seek to enter into arrangements for the issuance of Tax-Exempt Bonds pursuant to which System Energy proposes from time to time through December 31, 2005, to enter into one or more installment purchase, refunding or other facilities agreements or one or more supplements and/or amendments thereto (collectively, a "Facilities Agreement") with one or more issuing governmental authorities (each an "Issuer") which will contemplate the issuance and sale by the Issuer(s) of one or more series of Tax-Exempt Bonds in an aggregate principal amount not to exceed $500,000,000 pursuant to one or more trust indentures and/or one or more supplements thereto (collectively, the "Indenture") between the Issuer(s) and one or more trustees (collectively, the "Trustee"). Each series of Tax-Exempt Bonds will have such interest rate, maturity date, redemption, and sinking fund provisions, be secured by such means, be sold in such manner and at such price, and have such other terms and conditions as shall be determined at the time of sale.

   2. The proceeds of the sale of Tax-Exempt Bonds, net of any underwriters' discounts or other expenses payable from proceeds, will be applied to refinance certain Pollution Control Revenue Bonds that were previously issued to finance pollution control facilities at the Grand Gulf Nuclear Station ("Facilities") or to finance the construction of additional pollution control facilities as may be deemed necessary or desirable. Pursuant to the terms of each Facilities Agreement, System Energy will agree to purchase, acquire, construct and install the Facilities unless the Facilities are already in operation. The Issuer will agree to pay to System Energy an amount equal to the lesser of (a) the total amount of the proceeds from the sale of the Tax-Exempt Bonds or (b) the total cost of the Facilities, in the case of Facilities under construction. Pursuant to the provisions of the Facilities Agreement, System Entergy will be obligated to make payments sufficient to provide for payment by the Issuer of the principal or redemption price of, premium, if any, and interest on, and other amounts owing with respect to the Tax-Exempt Bonds, together with related expenses. Such payments will be paid by System Energy directly to the Trustee under the Indenture. Under the Facilities Agreement, System Energy may also be obligated to pay (i) the fees and charges of the Trustee and any registrar or paying agent under the Indenture, and the Remarketing Agent and the Tender Agent, as hereinafter referred to, (ii) all expenses incurred by the Issuer in connection with its rights and obligations under the Facilities Agreement, (iii) all expenses necessarily incurred by the Issuer or the Trustee under the Indenture in connection with the transfer or exchange of Tax-Exempt Bonds, and (iv) certain other fees and expenses.

   3. The Indenture may provide that, upon the occurrence of certain events relating to the operation of the Facilities or as provided in the Facilities Agreement, Tax-Exempt Bonds will be redeemable by the Issuer at the direction of System Energy. Any series of Tax-Exempt Bonds may be made subject to a mandatory cash sinking fund under which stated portions of Tax-Exempt Bonds of such series are to be retired at stated times. Tax-Exempt Bonds may be subject to mandatory redemption in certain other cases. The payments by System Energy in such circumstances shall be sufficient (together with any other monies held by the Trustee under the Indenture and available therefor) to pay the principal of all Tax-Exempt Bonds to be redeemed or retired, the premium, if any, together with interest accrued or to accrue to the redemption date on such bonds.

  4. It is proposed that each series of the Tax-Exempt Bonds mature not earlier than five years from the first day of the month of issuance nor later than fifty years from the date of issuance. Tax-Exempt Bonds will be subject to optional redemption by the Issuer, at the direction of System Energy, in whole or in part at the redemption prices (expressed as percentages of the principal amount thereof) plus accrued interest to the redemption date, and at the times, set forth in the Indenture.

    5. The Facilities Agreement and the Indenture for each series of Tax-Exempt Bonds may provide for a fixed interest rate and/or for an adjustable interest rate as hereinafter described. No series of Tax-Exempt Bonds will be sold if the fixed interest rate or initial adjustable interest rate thereon will exceed 13% per annum. The initial interest rate for Tax-Exempt Bonds of a series having an adjustable interest rate will be determined in negotiations between System Energy and the purchasers of such series. Thereafter, the interest rate on such Tax-Exempt Bonds will be adjusted according to a pre-established formula or method of determination ("Floating Rate Securities") or would be that rate which would, when set, be sufficient to remarket the Tax-Exempt Bonds of such series ("Remarketed Securities") at their principal amount.

    6. The interest rate for Floating Rate Securities after the initial interest rate period may be fixed as a percentage of, or as a specified spread from, a benchmark rate, such as the London Interbank Offered Rate or the yield to maturity of specified United States Treasury securities, or may be established by reference to orders received in an auction procedure, and will not exceed 13% per annum. Such interest rate may be adjusted at established intervals or may be adjusted simultaneously with changes in the benchmark rate.

   7. The interest rate for Remarketed Securities after the initial interest rate period will not exceed 13% per annum.

  8. The Facilities Agreement and the Indenture will provide that holders of Tax-Exempt Bonds which are Remarketed Tax-Exempt Securities will have the right to tender or be required to tender their Tax-Exempt Bonds and have them purchased at a price equal to the principal amount thereof, plus any accrued and unpaid interest thereon, on dates specified in, or established in accordance with, the Indenture. A Tender Agent may be appointed to facilitate the tender of any Tax-Exempt Bonds by holders thereof. Any holder of Tax-Exempt Bonds wishing to have such Tax-Exempt Bonds purchased may be required to deliver such Tax-Exempt Bonds during a specified period of time preceding such purchase date to the Tender Agent, if one shall be appointed, or to the Remarketing Agent appointed to reoffer such tendered Tax-Exempt Bonds for sale.

   9. Under the Facilities Agreement, System Energy will be obligated to pay amounts equal to the amounts to be paid by the Remarketing Agent or the Tender Agent pursuant to the Indenture for the purchase of Tax-Exempt Bonds so tendered, such amounts to be paid by System Energy on the dates such payments by the Remarketing Agent or the Tender Agent are to be made; provided, however, that the obligation of System Energy to make any such payment under the Facilities Agreement will be reduced by the amount of any other monies available therefor, including the proceeds of the sale of such tendered Tax-Exempt Bonds by the Remarketing Agent. Upon the delivery of such Tax-Exempt Bonds by holders to the Remarketing Agent or the Tender Agent for purchase, the Remarketing Agent will use its best efforts to sell such Tax-Exempt Bonds at a price equal to the principal amount of such Tax-Exempt Bonds.

     10. In order to obtain a more favorable rating on any series of Tax-Exempt Bonds and, thereby, improve the marketability thereof, System Energy may arrange for one or more irrevocable letter(s) of credit (a "Letter of Credit") from one or more banks (the "Bank") in favor of the Trustee. In such event, payments with respect to principal, premium, if any, interest and purchase obligations in connection with such series of Tax-Exempt Bonds, coming due during the term of the Letter of Credit, which term will not exceed 10 years, will be secured by, and payable from funds drawn under, the Letter of Credit. In order to induce the Bank to issue the Letter of Credit, System Energy will enter into a Reimbursement Agreement ("Reimbursement Agreement") with the Bank pursuant to which System Energy will agree to reimburse the Bank immediately or within a specified period (not to exceed 60 months) after the date of the draw for all amounts drawn under the Letter of Credit with interest thereon at a rate not to exceed the Bank's prime commercial lending rate plus 2%. The terms of the Reimbursement Agreement will correspond in all pertinent respects to the terms of the Letter of Credit.

  11. It is anticipated that the Reimbursement Agreement will require the payment by System Energy to the Bank of up-front letter of credit arrangement fees not to exceed 1% of the face amount of the Letter of Credit and annual fees not to exceed 2% of the face amount of the Letter of Credit. Any such Letter of Credit will expire or be terminable prior to the maturity date of the series of Tax-Exempt Bonds that the Letter of Credit supports and, in connection with such expiration or termination, such series of Tax-Exempt Bonds may be made subject to mandatory redemption or purchase on or prior to the date of expiration or termination of the Letter of Credit, subject to the right of owners of Tax-Exempt Bonds of such series not to have their Tax-Exempt Bonds redeemed or purchased. Provision may be made, as to any such series of Tax-Exempt Bonds, for extension of the term of the Letter of Credit or for the replacement thereof, upon its expiration or termination, by another Letter of Credit (having substantially the same terms as the original Letter of Credit) from the Bank or a different bank or banks. Such extended or replacement letters of credit will not expire later than the final maturity date of the related Tax-Exempt Bonds.

      12. In addition or as an alternative to the security provided by a Letter of Credit, in order to obtain a more favorable rating on Tax-Exempt Bonds and consequently improve the marketability thereof, System Energy may (a) determine to provide an insurance policy for the payment of the principal of and/or interest and/or premium on one or more series of Tax-Exempt Bonds, and/or (b) provide security for holders of Tax-Exempt Bonds and/or the Bank by obtaining the authentication of and pledging one or more new series of First Mortgage Bonds ("Collateral Bonds") under the Mortgage, as it may be supplemented. Premiums on any insurance policies will not exceed the rate of premiums generally obtained at the time of entering into the insurance arrangements by companies of comparable credit quality on insurance policies having comparable terms.
Collateral Bonds will be issued on the basis of unfunded net property additions and/or retired bond credits and will be delivered to the Trustee under the Indenture and/or the Bank to evidence, in part, and secure System Energy's obligations under the Facilities Agreement for the Facilities financed and/or System Energy's obligation to reimburse the Bank under the Reimbursement Agreement. These Collateral Bonds can be issued in several ways. First, if Tax-Exempt Bonds bear a fixed interest rate, Collateral Bonds can be issued in a principal amount equal to the principal amount of such Tax-Exempt Bonds and bear interest at a rate equal to the rate of interest on such Tax-Exempt Bonds. Secondly, they can be issued in a principal amount equivalent to the principal amount of such Tax-Exempt Bonds plus an amount equal to interest on those Bonds for a specified period. In such case, Collateral Bonds will bear no interest. Thirdly, Collateral Bonds can be issued in a principal amount equivalent to the principal amount of such Tax-Exempt Bonds plus an amount equal to interest on those Tax-Exempt Bonds for a specified period, but carry a fixed interest rate that will be lower than the fixed interest rate of the Tax-Exempt Bonds. Fourthly, they can be issued in a principal amount equivalent to the principal amount of Tax-Exempt Bonds at an adjustable rate of interest, varying with such Tax-Exempt Bonds but having a "cap" (not greater than 13%) above which the interest on Collateral Bonds could not rise. For further information with respect to the Reimbursement Agreement, the proposed insurance arrangements and the Collateral Bonds, reference is made to Exhibits A-3, A-5, and B-4 through B-8. System Energy will not use a combination of Letter of Credit, insurance arrangements and/or Collateral Bonds to secure any series of Tax-Exempt Bonds unless the resulting effective interest cost savings on such series is greater than the total cost of providing such additional security.

   13. Each series of the Collateral Bonds that bear interest will bear interest at a fixed interest rate or initial adjustable interest rate not to exceed 13%. The maximum aggregate principal amount of the Collateral Bonds to be issued will not exceed $565,000,000. The Collateral Bonds will be in addition to the aggregate limitation on the Bonds proposed in Section B above. The terms of the Collateral Bonds relating to maturity, interest payment dates, if any, redemption provisions and acceleration will correspond to the terms of the related Tax-Exempt Bonds. Upon issuance, the terms of each series of the Collateral Bonds will not vary during the life of such series except for the interest rate of any such series that bears interest at an adjustable rate.

     14. As additional security for its obligations to make payments under the Facilities Agreement and/or as security for its obligation to make payment on the Collateral Bonds, System Energy may assign, for the benefit of the Trustee under the Indenture and/or System Energy's Mortgage Trustees, respectively, its rights under the Availability Agreement pursuant to the terms of an Assignment. In such event, the Operating Companies will be required to consent to and join in the Assignment. For further information with respect to any such Assignment, reference is made to Exhibit B-2 hereto.

     15. As additional security for its obligations to make payments under the Agreement and/or as security for its obligation to make payments on the Collateral Bonds, System Energy may assign, for the benefit of the Trustee under the Indenture and/or System Energy's Mortgage Trustees, respectively, its rights under the Capital Funds Agreement pursuant to the terms of a Supplementary Agreement. In such event, Entergy will be required to consent to and join in the Supplementary Agreement. For further information with respect to any such Supplementary Agreement, reference is made to Exhibit B-3 hereto.

     16. In the event the Tax-Exempt Bonds are secured by a Letter of Credit, such Assignment and Supplementary Agreement may be provided to the Bank furnishing Letter of Credit.

    17. For further information with respect to the terms of the Facilities Agreement and Indenture, reference is made to Exhibits B-4, B-6 and B-7.

  18. It is contemplated that Tax-Exempt Bonds may be sold by the Issuer pursuant to arrangements with an underwriter or a group of underwriters or by private placement in a negotiated sale or sales. While System Energy may not be party to the underwriting agreement or placement arrangements, such arrangements will assure that the terms of Tax-Exempt Bonds, and their sale by the Issuer(s), are satisfactory to System Energy, and System Energy will provide certain related representations and certain indemnities for liabilities arising from material misstatements or omissions in disclosures made by System Energy in connection with the issuance of Tax-Exempt Bonds. System Energy understands that interest payable on Tax-Exempt Bonds (except for interest on any Tax-Exempt Bond during a period in which it is held by a person who is a "substantial user" of the Facilities or a "related person" within the meaning of Section 147(a) of the Internal Revenue Code of 1986) will not be included in the gross income of the holders thereof for certain state income tax purposes in the state of the Issuer, and for Federal income tax purposes under the provisions of Section 103 of such Code, as amended to the day of issuance of Tax-Exempt Bonds. (The interest rates on tax-exempt bonds have been, and are expected to be, lower at the time(s) of issuance of Tax-Exempt Bonds than the interest rates on bonds of similar tenor, maturities and comparable quality, interest on which is subject to Federal income tax.

Section D.  Issuance and Sale of Municipal Securities and Related
            Matters

      1. System Energy may also seek to enter into arrangements for the issuance of up to $100,000,000 aggregate principal amount of Municipal Securities. System Energy proposes from time to time through December 31, 2005 to enter into one or more agreements, either directly or through an affiliate of System Energy, with such governmental authority as may be authorized by state or local law (collectively referred to herein as the "Municipal Entity"), whereby the Municipal Entity will issue securities to the public on behalf of System Energy or will loan money to System Energy through a bank, an affiliate of System Energy, or other person, where the proceeds of such financing will be used to pay certain of System Energy's costs. System Energy will enter into such arrangements to benefit from certain tax exemptions offered by a state or local taxing authority. Certain purchasers of Municipal Securities may benefit from state or local income tax exemptions on interest they receive from the Municipal Securities.

     2. The proceeds of the sale of Municipal Securities, net of any underwriters' discounts or other expenses payable from proceeds, will be applied to finance certain costs of System Energy. The Municipal Entity will agree to pay to System Energy an amount equal to the proceeds of the Municipal Securities. Pursuant to the provisions of an agreement between System Energy and the Municipal Entity, System Energy will be obligated to make payments sufficient to provide for payment by the Municipal Entity of the principal or redemption price of, premium (if any) and interest on, and other amounts owing with respect to the Municipal Securities, together with related expenses.

       3. Each series of Municipal Securities will mature not earlier than one year nor later than fifty years from the date of issuance. The Municipal Securities may be subject to optional or mandatory redemption by the Municipal Entity, at the direction of System Energy, in whole or in part at the redemption prices (expressed as percentages of the principal amount thereof) plus accrued interest to the redemption date, and at the times, as are set forth in the agreement relating thereto. Any series of Municipal Securities may be made subject to a mandatory cash sinking fund under which certain principal amounts and/or specific portions of Municipal Securities of such series are to be retired at stated times, and may be subject to mandatory redemption in certain other cases. The payments by System Energy under the related agreement with the related Municipal Entity in such circumstances shall be sufficient (together with any other moneys held by any person relating to such Municipal Securities and available therefor) to pay the principal of all Municipal Securities to be redeemed or retired, the premium (if any) and interest accrued or to accrue to the redemption date thereon.

      4. The agreement between the Municipal Entity and System Energy may provide for a fixed and/or an adjustable interest rate for one or more series of Municipal Securities. No series of Municipal Securities will be sold if the fixed interest rate or initial adjustable interest rate thereon would exceed 15% per annum. The initial interest rate for Municipal Securities of a series having an adjustable interest rate will be determined in negotiations between System Energy and the purchasers of such series. For each Rate Period thereafter, the interest rate on such Municipal Securities will be a rate which, when set, will be sufficient to remarket the Municipal Securities of such series at a price equal to their principal amount. Such subsequent interest rates will not exceed 15% per annum.

       5. The term "Rate Period", as used herein, refers to a period during which the interest rate on Municipal Securities of a particular series, while bearing an adjustable rate (or method of determination of such interest rate), is fixed. The initial Rate Period will commence on the date when interest begins to accrue on the Municipal Securities of such series. The length of each Rate Period would be not less than one day nor more than thirty years.

      6. The agreement between System Energy and the Municipal Entity may provide that the holders of Municipal Securities will have the right to tender or be required to tender their Municipal Securities and have them purchased at a price equal to the principal amount thereof, plus any accrued and unpaid interest thereon, on certain dates, or on dates to be established. A Tender Agent may be appointed to facilitate the tender of Municipal Securities by holders thereof. Any holders of Municipal Securities wishing to have such Municipal Securities purchased may be required to deliver the same during a specified period of time preceding such purchase date to the Tender Agent, if one shall be appointed, or to the Remarketing Agent appointed to reoffer such tendered Municipal Securities for sale.

        7. Under the agreement between System Energy and the Municipal Entity, System Energy will be obligated to pay amounts equal to the amounts to be paid by the Remarketing Agent or the Tender Agent for the purchase of Municipal Securities so tendered, such amounts to be paid by System Energy on the dates when payments by the Remarketing Agent or the Tender Agent are to be made; provided, however, that the obligation of System Energy to make any such payment under such agreement will be reduced by the amount of any other moneys available therefor, including the proceeds of the sale of tendered Municipal Securities by the Remarketing Agent.

     8. Upon the delivery of Municipal Securities by holders to the Remarketing Agent or the Tender Agent for purchase, the Remarketing Agent will be obligated to use its best efforts to sell such Municipal Securities at a price equal to the principal amount thereof.

     9. In order to obtain a more favorable rating on any series of Municipal Securities, and thereby improve the marketability thereof, System Energy may arrange for one or more irrevocable letter(s) of credit for an aggregate amount up to $115 million from one or more banks (individually and collectively the "Bank"). In that event, payments with respect to principal, premium, if any, interest and purchase obligations in connection with such series of Municipal Securities coming due during the term of such letter of credit, which will not exceed ten years, will be secured by, and payable from funds (if any) drawn under, the letter of credit. To induce the Bank to issue such letter of credit, System Energy would enter into one or more reimbursement agreements ("Reimbursement Agreement") with the Bank pursuant to which System Energy will agree to reimburse the Bank for all amounts drawn under such letter of credit within a specified period (not to exceed sixty months) after the date such funds are drawn and with interest thereon at a rate that will not exceed the Bank's prime commercial lending rate plus 2%. The terms of the Reimbursement Agreement will correspond to the terms in the letter of credit.

       10. It is anticipated that the Reimbursement Agreement would require the payment in advance by System Energy to the Bank of letter of credit arrangement fees not to exceed 1% of the face amount of the letter of credit and annual fees not to exceed 2% of the face amount of the letter of credit. Any such letter of credit will expire or be terminable prior to the maturity date of the series of Municipal Securities that such letter of credit supports and, in connection with such expiration or termination, such series of Municipal Securities can be made subject to mandatory redemption or purchase on or prior to the date of expiration or termination of such letter of credit, subject to the rights of owners of Municipal Securities of such series not to have their Municipal Securities redeemed or purchased. Provision may be made, as to any such series of Municipal Securities, for extension of the term of such letter of credit or for the replacement thereof, upon its expiration or termination, by another letter of credit (having substantially the same terms as the original letter of credit) from the Bank or another bank. Such extended or replacement letters of credit will expire not later than the final maturity date of the related Municipal Securities.

      11. In order to secure System Energy's obligations under the agreement with the Municipal Entity and/or, in the event System Energy enters into a Reimbursement Agreement, under the Reimbursement Agreement, System Energy may grant a lien, subordinate to the lien of the Mortgage on certain assets of System Energy (the "Municipal Subordinate Lien").

        12. In addition or as an alternative to the security provided by a letter of credit or the Municipal Subordinate Lien, in order to obtain a more favorable rating on one or more series of Municipal Securities and improve the marketability thereof, System Energy may provide (a) an insurance policy for the payment of the principal of and/or interest and/or premium on one or more series of Municipal Securities, and/or (b) security for the holders of Municipal Securities and/or the Bank through the issuance and pledge of one or more new series of first mortgage bonds ("Municipal Collateral Bonds"). Premiums on such insurance policies will not exceed premiums generally obtainable at the time of entering into the insurance arrangements by companies of comparable credit quality on insurance policies having comparable terms. Municipal Collateral Bonds would be issued and delivered to evidence, in part, and secure System Energy's obligations under the applicable agreement between System Energy and the Municipal Entity and/or System Energy's obligations to reimburse the Bank under the Reimbursement Agreement. The principal amount of and interest rate borne by the Municipal Collateral Bonds could be determined in several ways. Firstly, if the series of Municipal Securities bears a fixed interest rate, Municipal Collateral Bonds can be issued in a principal amount equal to the principal amount of such series and bear interest at a rate equal to the rate of interest on such series. Secondly, non-interest bearing Municipal Collateral Bonds can be issued in a principal amount equivalent to the principal amount of such series plus an amount equal to interest thereon for a specified period.
Thirdly, Municipal Collateral Bonds can be issued in a principal amount equivalent to the principal amount of such series plus an amount equal to interest on such series for a specified period, but carry a fixed interest rate that will be lower than the fixed interest rate of the series of Municipal Securities. Fourthly, Municipal Collateral Bonds can be issued in a principal amount equivalent to the principal amount of the series of Municipal Securities at an adjustable rate of interest, varying with the rate of interest borne by such series of Municipal Securities but having a "cap" (not greater than 15%) above which the interest on Municipal Collateral Bonds can not rise. System Energy will not use a combination of letter of credit, insurance arrangements, Municipal Collateral Bonds and/or Municipal Subordinate Liens to secure any series of Municipal Securities unless the resulting effective interest cost savings on such series is greater than the total cost of providing such additional security.

     13. Each series of the Municipal Collateral Bonds that bear interest will bear interest at a fixed interest rate or initial adjustable interest rate not to exceed 15%. The maximum aggregate principal amount of the Municipal Collateral Bonds would be $115 million, which will be in addition to the aggregate limitation on the Bonds and/or Debentures authorized in Sections B and C above. The terms of the Municipal Collateral Bonds relating to maturity, interest payment dates, if any, redemption provisions and acceleration will correspond to the terms of the related Municipal Securities. The terms of each series of the Municipal Collateral Bonds will not vary during the life of such series except for the interest rate of any such series that bears interest at an adjustable rate.

     14. Each series of Municipal Securities may be sold by the Municipal Entity pursuant to arrangements with an underwriter or a group of underwriters or by private placement in a negotiated sale or sales or through a private transaction with a banking organization or through a transaction with an affiliate of System Energy. While System Energy may not be party to the underwriting or placement arrangements, such arrangements will assure that the terms of each series of Municipal Securities, and their sale by the Municipal Entity, are satisfactory to System Energy, and System Energy will provide certain related representations and certain indemnities for liabilities arising from material misstatements or omissions in disclosures made by System Energy in connection with the issuance of Municipal Securities. System Energy anticipates that interest payable on Municipal Securities may receive may not be includable in the gross income of the holders thereof for certain state income tax purposes.

Section E.  Other

   1. The proceeds to be received from the issuance and sale of the Bonds, Debentures and Tax-Exempt Bonds will not be used to invest directly or indirectly in an exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as defined in Sections 32 and 33, respectively, of the Holding Company Act. If the proceeds from such sales are used to refund outstanding securities, any savings from the refunding transactions will not be used to acquire or otherwise invest in an EWG or FUCO. Information with respect to Entergy's EWG investments must be supplied by amendment.

   2. The proposed transactions are also subject to Rule 54., In determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. In that regard, assuming consummation of the transactions proposed in this application, all of the conditions set forth in Rule 53(a) are and will be satisfied and none of the conditions set forth in Rule 53(b) exists or, as a result thereof, will exist.

    3. Entergy states that for purposes of Rule 53(a)(1) its "aggregate investment" in EWGs and FUCOs is approximately $1,047,322,020, representing approximately 36.63 % of Entergy's consolidated retained earnings as of June 30, 2000. Furthermore, Entergy has complied with and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. In addition, as required by Rule 53(a)(3), no more than 2% of the employees of Entergy's domestic public utility subsidiary companies would render services to affiliated EWGs and FUCOs. Finally, none of the conditions set forth in Rule 53 (b), under which the provisions of Rule 53 would not be available, have been met.

       4.  Entergy currently is not rated by Standard & Poor's
Ratings Group. However, all of Entergy's operating companies have senior debt ratings of at least investment grade.

Section F.     Capitalization Ratios

     1. Entergy states that as of June 30, 2000, Entergy's consolidated capitalization consisted of 47.4% equity (including preferred stock not subject to sinking fund) and 52.6% debt, (including long-term debt, currently maturing long-term debt and preferred stock of subsidiaries with sinking fund) Entergy states that its consolidated capitalization ratio will not be materially affected by this transaction. Entergy further states that as of September 30, 1992, before the original investment by Entergy in EWGs or FUCOs, Entergy's consolidated debt to total capital ratio
was 54.6% and its capitalization ratio was 45.4%.   The
Commission has previously approved other applications in which the declarants stated similar debt to equity ratios as those stated by Entergy.

     2. Entergy will maintain its consolidated common equity as a percentage of capitalization no less than thirty percent (30%).
System Energy will maintain its common equity as a percentage of capitalization no less than thirty percent (30%).

Item 2.  Fees, Commissions and Expenses

   The fees, commissions and expenses, other than those of the underwriters, to be incurred in connection with the issuance and sale of the Bonds and Debentures are not expected to exceed the following:

                                         Initial          Each
                                           Sale      Additional Sale
*Registration Statement               $    92,400    $
Application - Declaration                   2,000              _
*Rating Agencies' Fees                     25,000         25,000
*Trustee's Fees                             7,000          5,000
*Fees of Company Counsel:
     Friday, Eldredge & Clark              10,000          5,000
Wise Carter Child & Caraway                10,000          5,000
     Thelen Reid & Priest                  40,000         25,000
*Fees of Entergy Services, Inc.            35,000         25,000
*Accountants' Fees                         18,000         12,000
*Printing and engraving costs              25,000         20,000
*Miscellaneous expenses (including         20,000         15,000
  Blue sky expenses)
                                      -----------    -----------
                             Total    $   284,400    $   137,000
                                      ===========    ===========

     The fees, commissions and expenses, other than those of the underwriters, to be incurred in connection with the issuance and sale of the Tax-Exempt Bonds (including the expenses related to the issuance and pledge of the Collateral Bonds) are not expected to exceed the following:

                                         Initial          Each
                                           Sale      Additional Sale
*Rating Agencies' Fees                     25,000         25,000
*Trustee's Fees                            55,000         15,000
*Fees of Bond Counsel                      80,000         80,000
*Fees of State Bond Commission             30,000         30,000
*Fees of Company Counsel:
     Friday, Eldredge & Clark              10,000          5,000
     Wise Carter Child & Caraway           10,000          5,000
     Thelen Reid & Priest                  40,000         25,000
*Fees of Entergy Services, Inc.            35,000         25,000
*Accountants' Fees                         18,000         12,000
*Printing and engraving costs              25,000         20,000
*Miscellaneous expenses (including         20,000         15,000
   Blue sky  expenses)
                                      -----------    -----------
                             Total    $   348,000    $   257,000
________                              ===========    ===========
     *Estimated

     The fees, commissions and expenses, other than those of the underwriters to be incurred in connection with the issuance and sale of the Municipal Securities are not expected to exceed 5% of the aggregate principal amount thereof.


Item 3.  Applicable Statutory Provisions

     The sections of the Holding Company Act and rules thereunder which the Applicants-Declarants consider applicable to the proposed transactions are set forth below:

     a.   Issuance and sale of the Bonds and the Debentures -
Sections 6(a) and 7 and Rules 23 and 24;

     b.   Assignments of Availability Agreement and Capital Funds
Agreement (the obligation of the Operating Companies and Entergy, respectively, to indemnify System Energy under such Agreements) -
Section 12 (b) and Rule 45;

     c.   Tax-exempt financing of the Facilities:

        (i)   Disposition of the           -  Section 12(d) and
              Facilities to the               Rule 44
              Issuer(s)
        (ii)  Reacquisition of the         -  Sections 9(a) and
              Facilities from the             10
              Issuer(s)
        (iii) Refunding Agreements for     -  Sections 6(a) and 7
              refunding of outstanding
              tax-exempt bonds
        (iv)  Reimbursement Agreement      -  Sections 6(a) and 7
        (v)   Issuance and Pledge of       -  Sections 6(a) and 7
              Collateral Bonds
        (vi)  Acquisition of outstanding   -  Sections 9(a), 10,
              tax-exempt bonds with           12(c) and Rule 42;
              proceeds from issuance(s)
              of Tax-Exempt Bonds


     d.   Municipal Securities- Section 6(a) and 7;

     The Company further requests any additional authority required under the Holding Company Act or Rules thereunder for the transactions described in this Application-Declaration.


Item 4.  Regulatory Approval

     No Federal or State commission other than the Commission has jurisdiction over the transactions proposed in this Application-Declaration, except possibly the Louisiana Public Service Commission which may have jurisdiction over the Assignments of the Availability Agreement by Entergy Louisiana, Inc., as additional security for the obligations with respect to each series of Bonds.


Item 5.  Procedure

     The applicants request that the Commission's notice of proposed transactions published pursuant to Rule 23(e) be issued as soon as possible, and that the Commission's order authorizing the remaining transactions proposed in this proceeding be issued by December 31, 2000, at which time System Energy's existing financing authority from the Commission will expire.

     The applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission, agree that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision, and request that there be no waiting period between the issuance of the Commission's order and the date it is to become effective.

     The applicants request that the Commission's order authorizing the above transactions release reservations of jurisdiction over (i) the execution of and performance under any Reimbursement Agreement underlying any letter of credit issued as security for System Energy's obligations in connection with the issuance and sale of Tax-Exempt Bonds and (ii) the proposed issuance and sale of Debentures, in each case pending completion of the records with respect thereto.


Item 6.  Exhibits and Financial Statements

Section A.  Exhibits

   *A-1 Mortgage and Deed of Trust, dated as of June 15, 1977, from System Energy to United States Trust Company of New York and Gerard F. Ganey (successor to Malcolm J.
          Hood), Trustees, as supplemented by twenty-one (21) Supplemental Indentures (filed, respectively, as the exhibits and in the file numbers indicated: A-1 in 70-5890 (Mortgage); B and C to Rule 24 Certificate in 70-5890 (First); B to Rule 24 Certificate in 70-6259 (Second); 20(a)-5 to Form 10-Q for the quarter ended June 30, 1981, in 1-3517 (Third); A-1(e)-1 to Rule 24
          Certificate in 70-6985 (Fourth); B to Rule 24 Certificate in 70-7021 (Fifth); B to Rule 24 Certificate in 70-7021 (Sixth); A-3(b) to Rule 24 Certificate in 70-7026 (Seventh); A-3(b) to Rule 24 Certificate in 70-7158 (Eighth); B to Rule 24 Certificate in 70-7123 (Ninth); B-1 to Rule 24 Certificate in 70-7272 (Tenth); B-2 to Rule 24 Certificate in 70-7272 (Eleventh); B-3 to Rule 24 Certificate in 70-7272 (Twelfth); B-1 to Rule 24 Certificate in 70-7382 (Thirteenth); B-2 to Rule 24 Certificate in 70-7382 (Fourteenth); A-2(c) to Rule 24 Certificate in 70-7946 (Fifteenth); A-2(c) to Rule 24 Certificate in 70-7946 (Sixteenth); A-2(d) to Rule 24 Certificate in 70-7946 (Seventeenth); A-2(e) to Rule
          24 Certificate in 70-7946 (Eighteenth); A-2(g) to Rule 24 Certificate in 70-7946 (Nineteenth); A-2(a)(1) to Rule 24 Certificate in 70-8511 (Twentieth); and A-2(a)(2) to Rule 24 Certificate in 70-8511 (Twenty-first)).

   *A-2 Proposed form of additional Supplemental Indenture(s) to the Mortgage and Deed of Trust relating to the Bonds (filed as Exhibit A-2 in File No. 70-8511).

   *A-3 Proposed form of additional Supplemental Indenture(s) to the Mortgage and Deed of Trust relating to the Collateral Bonds (filed as Exhibit A-3 in File No. 70-
          8511).

   *A-4   Proposed form of Bond (filed as Exhibit A-4 in File
          No. 70-8511).

   *A-5 Proposed form of Collateral Bond (filed as Exhibit A-5 in File No. 70-8511).

   *A-6   Proposed form of Debenture (filed as Exhibit A-6 in
          File No. 70-8511).

   *A-7   Proposed form of Subordinated Debenture (filed as
          Exhibit A-7 in File No. 70-8511).

   *A-8   Proposed form of Debenture Indenture (filed as Exhibit
          B-10 in File No. 70-8511)

   *A-9   Proposed form of Subordinated Debenture Indenture
          (filed as Exhibit B-11 in File No. 70-8511).

   *B-1 Proposed form of Underwriting or Purchase Agreement for sale(s) of the Bonds (filed as Exhibit B-1 in File
          No. 70-8511).

   *B-2(a)Proposed form of assignment(s) of Availability
          Agreement (First Mortgage Bonds) (filed as Exhibit B-
          2(a) in File No. 70-8511).

   *B-2(b)Proposed form of assignment(s) of Availability
          Agreement (Collateral Bonds) (filed as Exhibit B-2(b) in File No. 70-8511).

   *B-3(a)Proposed form of assignment(s) of Capital Funds
          Agreement (First Mortgage Bonds) (filed as Exhibit B-
          3(a) in File No. 70-8511).

   *B-3(b)Proposed form of assignment(s) of Capital Funds
          Agreement (Collateral Bonds) (filed as Exhibit B-3(b) in File No. 70-8511).

   *B-4   Proposed form of Indenture relating to the Tax-Exempt
          Bonds (filed as Exhibit B-4 in File No. 70-8511).

   **B-5  Proposed form of Reimbursement Agreement.

   *B-6   Proposed form of Installment Sale Agreement (filed as
          Exhibit B-6 in File No. 70-8511).

   *B-7   Proposed form of Refunding Agreement (filed as Exhibit
          B-8 in File No. 70-8511).

   *B-8   Proposed form of Provisions relating to Insurance
          (filed as Exhibit B-8 in File No. 70-8511).

   *B-9   Description of Availability and Capital Funds
          Agreement and assignments thereof (filed as Exhibit B-
          9 in File No. 70-8511).


   *B-10 Proposed form(s) of Underwriting or Purchase Agreement for sale(s) of the Debentures (filed as Exhibit B-12 in File No. 70-8511).

   *C-1 Registration Statement for Debt Securities and First Mortgage Bonds relating to the Securities (filed in File 333-06717) which included a combined prospectus for $695,000,000 with respect to $160,000,000 of aggregate principal amount of First Mortgage Bonds remaining unsold pursuant to Registration Statement No. 33-47662 and $235,000,000 aggregate principal amount of Debt Securities remaining unsold pursuant to Registration Statement No. 33-61189.

   D      Inapplicable.

   E      Inapplicable.

   F-1    Opinion of Wise Carter Child & Caraway, Professional
          Association, counsel to Entergy Mississippi.

   F-2    Opinion of Thelen Reid & Priest LLP, counsel to System
          Energy.

   F-3    Opinion of Thelen Reid & Priest LLP, counsel to
          Entergy Corporation.

   F-4    Opinion of Friday, Eldredge & Clark, counsel to
          Entergy Arkansas.

   F-5    Opinion of Denise C. Redmann, Senior Counsel to
          Entergy Louisiana, Entergy New Orleans and Entergy
          Corporation.

   F-6    Opinion of Wise Carter Child & Caraway, Professional
          Association, counsel to Entergy Mississippi.

   ***H   Suggested form of Notice of proposed transactions for
          publication in the Federal Register.
________________________

*    Incorporated herein by reference as indicated.
**   To be filed by amendment.
***  Previously filed.

Section B.  Financial Statements

     Financial Statements of System Energy as of December 31, 1999 and June 30, 2000.

     Financial Statements of Entergy and subsidiaries, consolidated, as of December 31, 1999 and June 30, 2000.

     Notes to financial statements of System Energy and Entergy and subsidiaries.

     See the Annual Reports on Form 10-K for the fiscal year ended December 31, 1999 and the Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2000 of System Energy and Entergy (filed in File Nos. 1-9067 and 1-11299, respectively, and incorporated by reference) for the above-referenced financial statements and notes thereto.

     Except as reflected in the Financial Statements, no material changes not in the ordinary course of business have taken place since June 30, 2000.


Item 7.  Information as to Environmental Effects.

     (a) As more fully described in Item 1, the proposed transactions, subject to the jurisdiction of the Commission, involve the financing activities of System Energy and, as such, do not involve a major Federal action having a significant impact on the human environment.

     (b)  Not applicable.

                           SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Pre-Effective Amendment No. 1 to the Application-Declaration on Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.


                         System Energy Resources, Inc.
                         Entergy Corporation
                         Entergy Arkansas, Inc.
                         Entergy Louisiana, Inc.
                         Entergy Mississippi, inc.
                         Entergy New Orleans, Inc.

                          By:      /s/ Nathan E. Langston
                                    Nathan E. Langston
                                 Vice President and Chief
                                    Accounting Officer




Dated November 6, 2000